                                         Ching-Sang Hong

                                         c/o Andrew Chien

                                         USChina Taiwan Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

September 13, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Subject: Withdrawing requesting acceleration of the effective date of S1/A

Dear Sir or Madam:

      Our company is withdrawing the request that the effective date of the registration statement S1/A as amended, being September 14, 2010,  because of more comments ahead.

Sincerely Yours,

/s/Ching-Sang Hong

 President

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